April 10, 2012

VIA EDGAR TRANSMISSION

Michelle Roberts

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Ladies and Gentlemen:

On January 19, 2012, Northern Lights Variable Trust (the “Registrant”), on behalf of the Mariner Hyman Beck Portfolio (the “Portfolio”), a series of the Registrant, filed Post-Effective Amendment No. 46 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  On March 6, 2012, you provided oral comments and we responded to those comments on April 3, 2012.  On April 5, 2012 you provided additional oral comments.  Please find below Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

1.

Comment:

Please confirm in correspondence to the Staff that the term Underlying Funds, as used is the Registration Statement, does not include ETFs and other mutual funds.   Otherwise, revise the definition in the Prospectus as appropriate.

Response:

The Registrant confirms that the “Underlying Funds” do not include ETFs or other mutual funds.

2.

Comment:

The Portfolio’s investment strategies disclosure is still unclear:

(a) Under the heading Global Macro Managed Futures Overlay Strategy, the staff believes that “overlay” is industry jargon that is not meaningful to the average investor.

Response: The term “overlay” has been deleted.

(b) Please revise the disclosure with respect to the Global Macro Managed Futures Strategy so that it is clear and consistent with prior disclosures.  Currently, the section includes description of investing “in” or “with” a manager  - which suggests that the Portfolio may be hiring these managers, or investing in the managers themselves.

Response:

Registrant has revised the disclosure to clarify that the Underlying Funds in which the Subsidiary may invest will be managed by one manager or a variety of managers and eliminated references like “in” or “with”.

(c) Please revise the Principal Investment Strategy disclosures to be clear what securities the Portfolio may invest in directly and which securities it will invest in via the Subsidiary.  Please revise the Prospectus to clarify what investment strategies happen at the Portfolio level vs. the Subsidiary level.  For example, is it the case that the Global Macro Managed Futures Strategy is implemented only through the Subsidiary?  If so, that needs to be clear.  If not, then how is the Portfolio through its direct investments going to implement that strategy?  In your revision, please avoid any vague terms like the word “products.”

Response: Registrant has revised the Principal Investment Strategies disclosures to clarify that the Portfolio will invest directly using the Short-Term Fixed Income Strategy in cash, cash equivalents, upper medium investment grade to prime grade investment grade short-term debt securities and money market instruments.  The Global Macro Managed Futures Strategy  is implemented only at the Subsidiary level, and the Principal Investment Strategies disclosures have been revised to reflect this fact.

(e) Please also disclose in the Principal Investments Strategies in the summary that the Subsidiary is a Cayman Island subsidiary.

Response.  The requested disclosure has been added.

The revised strategy section is provided as an exhibit to this letter.

3.

Comment:

If an advisory fee is being paid at the subsidiary level and waived at the Portfolio level, disclose the gross advisory fee and include a fee waiver item in the table.

Response:  The management agreement for the subsidiary provides that the Advisor receives no fees for managing assets of the subsidiary.  The table and related disclosure has been revised accordingly.

4.

Comment:

Please confirm in correspondence to the Staff that neither the investment adviser agreement for the Portfolio nor the Subsidiary includes a provision for performance-based compensation.

Response:

The Registrant confirms that neither the investment advisory agreement with the Trust on behalf of the Portfolio nor the advisory agreement with the Subsidiary contains a provision for performance-based compensation.

*     *     *     *     *

The Registrant has authorized Thompson Hine to convey to you that the Registrant acknowledges the following:

The Registrant hereby acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;  (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned or Cassandra Borchers at 513.352.6632 with any questions or comments concerning the foregoing.

/s/ JoAnn Strasser

JoAnn Strasser

EXHIBIT A

Revised Principal Investment Strategies Section

Principal Investment Strategies.  The Portfolio seeks to achieve its investment objectives using two principal strategies:

•

Short-Term Fixed Income Strategy:  The Portfolio will invest directly in short-term fixed income securities.  The Advisor’s decisions are driven by liquidity, rating and time to maturity. This portion of the portfolio is constructed in order to mitigate interest rate and credit risk while optimizing income, and will involve investment in securities including but not limited to: cash, cash equivalents, and upper medium investment grade to prime investment grade, short-term debt securities and money market instruments.

•

Global Macro Managed Futures Strategy:  The Portfolio will execute its global macro managed futures strategy by investing up to 25% of its total assets in a wholly-owned and controlled Cayman subsidiary (the "Subsidiary").  The Subsidiary will invest the majority of its assets in limited partnerships, corporations, limited liability companies and other types of pooled investments (each an "Underlying Fund").  The Subsidiary is subject to the same investment restrictions as the Portfolio when viewed on a consolidated basis.

The global macro managed futures strategy is intended to provide returns non-correlated with traditional portfolios through allocation to alternative investments.  The Advisor implements  the strategy based on multiple forms of diversification: (1) across market sectors; (2) across geography; (3) across short, medium and long term holding periods; and (4) across different types of strategies such as trend following (identifying opportunities as prices trend up and down), and mean reversion (analyzing statistics over the long term and investing as prices revert to the long term price average).  This strategy can be deployed by investing  in Underlying Funds that use a single strategy as well as Underlying Funds that use multiple strategies. Each Underlying Fund invests according to its manager's trading strategy or strategies, and will generally trade a diversified portfolio of commodity interests, including but not limited to: futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies. The holding periods for trades may vary and could last from a few days to over one year. Quantitative models driven mainly by volatility and correlation measurements are used in order to control investment biases (such as biases for larger contracts or higher margin contracts).

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